GARY H. GIROUX, P.Eng. MASc.
982 Broadview Drive
North Vancouver, British Columbia

CONSENT OF AUTHOR

To:	Crosshair Exploration & Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Re:	Crosshair Exploration & Mining Corp. (“Crosshair”)
Consent under National Instrument 43-101

I, Gary H. Giroux, P.Eng. MASc., author of July 31, 2008 technical report titled: “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada” (the “Technical Report”), do hereby consent to the public filing with the regulatory authorities referred to above, of the Technical Report and to extracts from, or a summary of, The Technical Report in Crosshair’s July 31, 2008 information circular (the “Information Circular”).

I confirm that I have read the written disclosure in the Information Circular and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 13th day of August, 2008.

“G.H. Giroux”
_________________________________________
Gary H. Giroux, P.Eng. MASc.